UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 1, 2005– May 31, 2005

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant’s name into English)

6190 Agronomy Road, 6th Floor
(Address of principal executive offices)

Vancouver, British Columbia, V6T 1Z3, CANADA

CIK # 0001036141 FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or For 40-F]

Form 20-F    ☐                 Form 40-F     ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange act of 1934.]

Yes     ☒                               No     ☐

FORM 6-K
TABLE OF CONTENTS

For September 1, 2004 – December 31, 2004

CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

File No. 0-29338, CIK # 0001036141

Exhibit 99-1	Press Release – January 27, 2005 (Cardiome Appoints Dr. Charles Fisher as Chief Medical Officer and Executive Vice President)

Exhibit 99-2	Material Change Report - Cardiome Appoints Dr. Charles Fisher as Chief Medical Officer and Executive Vice President

Exhibit 99-3	Press Release – February 4, 2005 (Cardiome Reports Additional ACT 1 Clinical Results)

Exhibit 99-4	Material Change Report - Cardiome Reports Additional ACT 1 Clinical Results

Exhibit 99-5	Press Release - February 11, 2005 (Cardiome Reports Oxypurinol Clinical Results)

Exhibit 99-6	Material Change Report – Cardiome Reports Oxypurinol Clinical Results

Exhibit 99-7	Press Release – February 23, 2005 (Cardiome Receives US$6 Million Milestone Payment)

Exhibit 99-8	Material Change Report – Cardiome Receives US$6 Million Milestone Payment

Exhibit 99-9	Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004

Exhibit 99-10	Annual audited financial statements for the year ended December 31, 2004

Exhibit 99-11	Certification of Filings – CFO

Exhibit 99-12	Certification of Filings – CEO

Exhibit 99-13	Material Change Report – Cardiome Prices Public Offering of 8.5 Million Common Shares for Gross Proceeds of US$51 Million

Exhibit 99-14	Material Change Report – Cardiome Completes Public Offering of 8.5 Million Common Shares for Gross Proceeds of US$51 Million

Exhibit 99-15	Material Change Report – Cardiome Announces Closing of Underwriters’ Over-Allotment Option

Exhibit 99-16	Press Release – April 7, 2005 (Cardiome Reports Final Oxypurinol Clinical Results)

Exhibit 99-17	Material Change Report – Cardiome Reports Final Oxypurinol Clinical Results

Exhibit 99-18	Press Release – April 25, 2005 (Cardiome Successfully Completes Second Phase 1 Trial)

Exhibit 99-19	Material Change Report – Cardiome Successfully Completes Second Phase 1 Trial

Exhibit 99-20	Press Release – May 16, 2005 (Cardiome Selected for Nasdaq Biotechnology Index)

Exhibit 99-21	Material Change Report – Cardiome Selected for Nasdaq Biotechnology Index

Exhibit 99-22	Press Release – May 16, 2005 (Cardiome Reports First Quarter Results)

Exhibit 99-23	Material Change Report – Cardiome Reports First Quarter Results

Exhibit 99-24	Interim Financial Statements for the Quarter Ended March 31, 2005

Exhibit 99-25	Certification of Filings – CFO

Exhibit 99-26	Certification of Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(REGISTRANT)

Date: June 20, 2005

Christina Yip Vice President, Finance and Admin